SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                     (Amendment No. 15)*

         Monmouth Real Estate Investment Corporation
                      (Name of Issuer)

                        Common Stock
                (Title of Class of Security)

                         609720107
                       (CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))

                      Page 1 of 3 Pages

CUSIP  No. 609720107          13G            Page 2 of 3 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Eugene W. Landy          S.S. ####-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                             (a) _____
                                             (b)   X

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Mr. Landy is a United States citizen.

               5.   SOLE VOTING POWER

                       27,151.2415    Direct
                       83,082.2416    Wife

 NUMBER OF     6.   SHARED VOTING POWER
  SHARES               141,691.3844   E.W. Landy  Profit Sharing
BENEFICIALLY           108,111.7373   E.W. Landy Pension Plan
 OWNED BY
   EACH        7.   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                27,151.2415   Direct
   WITH                 83,082.2416   Wife

               8.   SHARED DISPOSITIVE POWER

                       141,691.3844   E.W. Landy Profit Sharing
                       108,111.7373   E.W. Landy Pension Plan

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

            27,151.2415  Direct
           249,803.1217  Trustee
            83,082.2416  Wife      Total:  360,036.6048*
*Does not include 150,000 shares on which Mr. Landy has an option to purchase pursuant to the Company's Stock Option Plan, which option expires on 4/30/02.

CUSIP  No. 609720107          13G            Page 3 of 3 Pages


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

      Excludes shares held by Mr. Landy's adult children in which he disclaims any beneficial interest.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN. ROW 9

     4.60%

12.  TYPE OF REPORTING PERSON*

     Individual.

                        CERTIFICATION

           After reasonable inquiry and to the best of by knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 2000


                              /s/ Eugene W. Landy
                              Eugene W. Landy